THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

RECEIVED
2004 MAY 13 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29th April, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04030109

SUPPL

Dear Sirs,

Sub.:- Audited Financial Results and Statement of Appropriations of the Company for the year ended on 31st March, 2004.

We furnish herewith Audited Financial Results and Statement of Appropriations of the Company for the year ended on 31st March, 2004 approved by the Board of Directors of the Company at their meeting held on 29th April, 2004.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

Company Secretary

Encl.a.a.

dw 5/14

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

[Rs.in Crores]

Sr. No	Particulars	9 Months Ended 31/12/2003 (Unaudited)	3 Months Ended on 31/03/2004	3 Months Ended on 31/03/2003	Year Ended on 31/03/2004 (Audited)	Year Ended on 31/03/2003 (Audited)
		(1)	(2)	(3)	(4)	(5)
1	Net Sales/Income from Operations	1085.95	349.33	390.86	1435.28	1480.11
2	Other Income	10.25	2.34	8.05	12.59	12.32
3	Total Expenditure :					
	(a) (Increase)/Decrease in Stock in Trade	(7.89)	(21.89)	(17.31)	(29.78)	(36.38)
	(b) Consumption of Raw Materials and Finish Goods Purchased	392.16	131.30	147.52	523.46	502.00
	(c) Staff Cost	81.02	29.48	26.26	110.50	101.61
	(d) Power & Fuel	115.90	41.63	42.70	157.53	158.43
	(e) Stores Consumption	89.45	28.39	33.10	117.84	119.83
	(f) Other Expenses	150.86	52.56	54.07	203.42	215.74
		821.50	**261.47**	**286.34**	**1082.97**	**1061.23**
4	Interest & Finance Cost	90.89	22.40	37.16	113.29	153.73
5	Depreciation	112.22	38.09	37.40	150.31	148.14
6	Profit before Tax (1+2-3-4-5)	**71.59**	**29.71**	**38.01**	**101.30**	**129.33**
7	Provision for Taxation (including Deferred Tax)	Nil	4.55	Nil	4.55	Nil
8	Net Profit (6-7)	**71.59**	**25.16**	**38.01**	**96.75**	**129.33**
9	Paid-up Equity Share Capital (Face Value Rs.10/- per share)	195.31	195.37	175.85	195.37	175.85
10	Reserves excluding revaluation reserves as per Balance Sheet				916.46	819.52
11	Basic Earning Per Share (Rs.)-(Not Annualised)	3.61	4.84	2.05	4.84	7.08
12	Diluted Earning Per Share (Rs.)-(Not Annualised)	3.61	4.84	2.00	4.84	6.83
13	Aggregate of non-promoter Shareholding					
	- No. of Shares	120991558	120978258	86292447	120978258	86292447
	- Percentage of Shareholding	61.93%	61.92%	48.98%	61.92%	48.98%

Notes:

1 Figures of the previous year have been regrouped wherever necessary.
2 At the beginning of the quarter, no complaints from investors were pending. During the quarter 16 Complaints were received and all were disposed off. No complaint was lying unresolved at the end of the quarter.
3 Consequent upon allotment of equity shares to the lender on conversion of debentures held, Arvind Brands Limited and its two subsidiaries Arvind Clothing Limited and Arvind Fashions Limited have ceased to be subsidiaries of the company.
4 The above results have been taken on record by the Board of Directors at its meeting held on 29th April,2004.

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
29th April, 2004

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

SEGMENTWISE REVENUE RESULTS AND CAPITAL EMPLOYED

Rs in Crores

Sr. No	Particulars	9 Months Ended 31/03/2004 (Unaudited)	3 Months Ended on 31/03/2004	3 Months Ended on 31/03/2003	Year Ended on 31/03/2004 (Audited)	Year Ended on 31/03/2003 (Audited)
		(1)	(2)	(3)	(4)	(5)
1	**Segment Revenue (Net Sales / Income from Operations)**					
	(a) Textiles	1060.40	322.17	382.98	1382.57	1458.19
	(b) Others	9.01	2.73	5.45	11.74	17.03
	Total	1069.41	324.90	388.43	1394.31	1475.22
	Add : Other Unallocable Income	16.54	24.43	2.43	40.97	0.00
	Less : Inter Segment Sales	0.00	0.00	0.00	0.00	0.06
	Net Sales / Income from Operations	**1085.95**	**349.33**	**390.86**	**1435.28**	**1475.16**
2	**Segment Results (Profit and (Loss) before interest & Tax)**					
	(a) Textiles	174.65	40.52	79.94	215.17	318.84
	(b) Others	(0.33)	(0.62)	0.39	(0.95)	1.20
	Total	**174.32**	**39.90**	**80.33**	**214.22**	**320.04**
	Less :					
	(a) Interest and Finance Charges (Net)	90.88	22.40	33.96	113.28	152.79
	(b) Other Unallocable expenditure (net off un-allocable income)	11.85	(12.21)	8.35	(0.36)	37.92
	Profit Before Tax	**71.59**	**29.71**	**38.02**	**101.30**	**129.33**
3	**Capital Employed (Segment Assets - Segment Liability)**					
	(a) Textiles	1757.89	1987.18	1891.60	1987.18	1891.60
	(b) Others	16.99	20.10	16.49	20.10	16.49
	(c) Unallocable	473.54	387.61	367.24	387.61	367.24
	Total Capital Employeed in Company	**2248.42**	**2394.89**	**2275.33**	**2394.89**	**2275.33**

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
29th April, 2004

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

Audited Consolidated Financial Results for the year ended 31st March, 2004

(Rs in Crores)

Sr. No.	Particulars	Year ended on 31/03/04 (Audited)	Year ended on 31/03/03 (Audited)
1	Net Sales / Income from Operations	1566.59	1807.44
2	Other Income	13.15	22.99
3	Total Expenditure		
	a) (Increase)/Decrease in stock- in -trade	(35.70)	(37.57)
	b) Consumption of raw material and Finished Goods Purchased	515.56	550.81
	c) Power & Fuel	195.67	222.19
	d) Stores Consumption	146.40	148.76
	e) Staff Cost	144.11	148.94
	f) Other expenditure	195.29	285.92
		1161.33	**1319.05**
4	Interest and Finance Cost (Net)	140.43	215.38
5	Gross Profit / Loss after Interest & Finance cost but before extra-ordinary items,depreciation and taxation(1+2-3-4)	277.98	296.00
6	Depreciation	186.12	188.90
7	Provision for Taxation (Including Deferred Tax)	(4.82)	0.21
8	Net Profit / (Loss) after Tax (5-6-7)	87.04	107.31
9	Minority Interests Profit/(Loss)	7.03	8.45
10	Net Profit / (Loss) (8-9)	80.01	98.86
11	Paid up Equity Share Capital (Ordinary Share of Rs 10 each)	195.37	175.85
12	Reserves excluding Revaluation Reserves	841.03	557.83
13	Basic Earning Per Share (Rs.)	3.97	5.44
14	Diluted Earning Per Share (Rs.)	3.97	5.25
	Aggregate of non promoter share holding		
	- Number of Shares	120978258	86292447.00
	-Percentage of Shareholding	61.92%	48.98%

Notes:

1 Figures of the previous year have been regrouped wherever necessary.

2 Consequent upon allotment of equity shares to the lender on conversion of debentures held, Arvind Brands Limited and its two subsidiaries Arvind Clothing Limited and Arvind Fashions Limited have ceased to be subsidiaries of the company.

For The Arvind Mills Limited

Arvind N. Lalbhai
Chairman

Mumbai
29th April, 2004

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Meeting of the Board of Directors
of the Company held
On 29th April, 2004

To:
All Stock Exchanges

Statement of Appropriations as per clause 20 of the Listing Agreement

Name of the Company : THE ARVIND MILLS LIMITED
For the year ended : 31st March, 2004

[Rs.in crores]

	2003-04	2002-03
1 Total Turnover and other Receipts	1447.87	1492.43
2 PBDIT	364.90	431.20
(before deducting the following)		
(a) Interest & Finance Costs	113.29	153.73
(b) Depreciation	150.31	148.14
(c) Tax Liability	4.55	0.00
3 Net profit available for appropriation	96.75	129.33
4 Provision for Investment Allowance Reserve	0.00	0.00
5 Net Profit/(Loss)	96.75	129.33
Add / Less		
(a) Last years' Balance	21.43	(101.21)
(b) Transferred from Debenture Redemption Reserve	19.00	0.00
Add / Less		
Less		
(i) Transferred to Debenture Redemption Reserve	0.00	0.00
(iv) Transferred to General Reserve	0.00	0.00
6 Dividends		
(a) Equity Dividend	0.00	0.00
@ Rs. ____ on _________ Shares		
(Last year Rs.____)		
(b) Preference Dividend		
@ Rs.8,34,00,000/- on 69,50,000 Shares	8.34	6.69
(Last year Rs.6,69,00,000/-)		
7 Tax on Dividend	1.07	0.00
8 Balance carried forward	127.77	21.43

9 Particulars of proposed right/bonus/ shares / convertible debentures issue : N. A.
10 Closure of Register of Memsbers from 1st July, 2004 to 3rd July, 2004
11 Date from which the Dividend is payable : N. A.

For The Arvind Mills Limited

Date : 29th April, 2004

Arvind N. Lalbhai
Chairman

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

RECEIVED
2004 MAY 13 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

29th April, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

Sub.:- Press Release for Audited Financial Results 2003-04

We are attaching herewith a copy of the Press Release being issued by the Company in respect of Audited Financial Results of the Company for the year 2003-04.

This is for your information.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

Encl : As above.

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax · (079) 22201396

A MEMBER OF THE LALBHAI GROUP

Press Release

Arvind Mills' revenues at Rs 1447crore, net profit at Rs 97 crore for the year ended March 2004

Synopsis

- Revenues at Rs 1447 crore for FY04 as against Rs 1491 crores for FY03
- Net profit at Rs 97 crores for FY04 as against Rs 129 crores for FY03
- To expand garment facilities to 14.4 million pieces

Mumbai, April 29, 2004: Arvind Mills Ltd., one of the largest integrated textile manufacturers in the world, has reported revenues of Rs 1447 crore for the year ended March 2004 as compared to Rs 1491 crore for the previous year. Net profit stood at Rs 97 crore as against Rs.129 crore during the same period.

Revenues for the fourth quarter ended March 2004 stood at Rs 359 crore as compared to Rs.399 crore for the corresponding period of the previous year. Net profit before tax is at Rs. 30 crore as against Rs.38 crore for the corresponding quarter of the previous year.

High cotton prices, an appreciating rupee and a marginal drop in sales of denim fabrics have impacted the performance of the company. During the last year, denim volumes fell to 79 million meters as compared to 90 million meters for the previous year.

The operating profit for FY04 fell to Rs 365 crore as compared to Rs 430 crore in the previous year. Interest charge has dropped from Rs 153 crore to Rs 113 crore during the same period.

But by end of the last financial year though, the worst seemed to be getting behind the company – denim volumes have shown indications of returning to normalcy and the sourcing pattern of key customers have shifted to the Asian and African region (the company is already beginning to witness an increase in order bookings from these customers). This shift in sourcing pattern is discernibly different than a temporary shift in demand and supply situation. As such, going forward, volumes would likely pick up.

Mr. Jayesh Shah, Chief Financial Officer and Director said: "The company's performance was adversely affected due to the drop in denim volumes and higher prices of cotton and naphtha. Realizations also came under pressure due to the falling rupee. We are confident that the ongoing verticalisation strategy entailing garments will hold the company in good stead in terms of both revenue diversifications and value addition".

Moving ahead with its garmenting strategy, Arvind is raising the total garment capacity to 14.4 million pieces per annum (on a single shift basis) by the end of the current financial year. The new garment facilities - the 2.1 million pieces per annum jeans unit and the 1.5 million pieces per annum *Khakis* unit is also progressing as per schedule and is expected completion by the end of FY05. Arvind is also expanding its knits garment capacity (in Ahmedabad) to 4.2 Million pieces per annum.

Arvind's captive power plant, which currently uses naphtha as the raw material, is expected to switch to gas from the second quarter of FY05. This is expected to result in cost savings of 25%.

For further information, please contact:

Mr. Jayesh Shah
Arvind Mills Ltd.
Tel: 079- 22202422
Fax: 079- 22200024

Mr. Srinivas Reddy
Adfactors PR Pvt. Ltd.
Tel: 9820100538, 022-56349848
Fax. 022-22855887